UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

10026875

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SEC Mail Processing Section
FEB 25 2010
Washington, DC
112

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67249

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Invescor Wholesale BD, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32901 Middlebelt Road, #700
(No. and Street)

Farmington Hills (City) Michigan (State) 48334 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael A. Leibowitz 248-737-6989
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kessler, Charles P.
(Name – *if individual, state last, first, middle name*)

31800 Northwestern Hwy (Address) Farmington Hills (City) MI (State) 48334 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael A. Leibowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Invescor Wholesale BD, Inc., as of February, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and Chief Executive Officer

Title

Notary Public

ANNETTE M. BROWN
NOTARY PUBLIC, STATE OF MI
COUNTY OF OAKLAND
MY COMMISSION EXPIRES Jun 3, 2011
ACTING IN COUNTY OF OAKland

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- n/a [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- n/a [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/a [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- n/a [ ] (m) A copy of the SIPC Supplemental Report.
- n/a [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KESSLER & ASSOCIATES, P.C.
31800 NORTHWESTERN HIGHWAY, SUITE 110
FARMINGTON HILLS, MICHIGAN 48334
(248)-855-4224

INDEPENDENT AUDITOR'S REPORT

February 18, 2010

To the Board of Directors and Stockholders of:
INVESCOR WHOLESALE BD, INC.
32901 MIDDLEBELT ROAD
SUITE 700
FARMINGTON HILLS, MI 48334

We have audited the accompanying balance sheet of INVESCOR WHOLESALE BD, INC. (a Michigan Corporation) as of December 31, 2009, and the related statements of revenue and expenses, retained earnings and cash flows for the year then ended, in accordance with Statements on Standards for Accounting and Auditing Services issued by the American Institute of Certified Public Accountants. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of INVESCOR WHOLESALE BD, INC. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

KESSLER & ASSOCIATES, P.C.

KESSLER & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS &
REGISTERED INVESTMENT ADVISORS

31800 NORTHWESTERN HWY., SUITE 110
FARMINGTON HILLS, MI 48334
TEL (248) 855-4224
FAX (248) 855-4405
E-MAIL: kesscpa@kesslercpa.com
WEB PAGE: www.kesslercpa.com

February 18, 2010

To the Board of Directors and Stockholders of:
Invescor Wholesale BD, Inc.
32901 Middlebelt Road, Suite 700
Farmington Hills, Michigan 48334

In planning and performing our audit of the financial statements of Invescor Wholesale BD, Inc. (a Michigan Corporation) for the year ended December 31, 2009, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to provide assurance on the internal control structure. Our scope was to note any matters involving the internal control structure and its operation that we consider to be reportable conditions or material weaknesses, under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control structure that, in our judgment, could adversely affect the organization's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

A material weakness is a reportable condition in which the design or operation of one or more of the internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Our consideration of the internal control structure did not disclose matters in the internal control structure that might be reportable conditions or material weaknesses.

Respectfully submitted,

Charles P. Kessler, CPA
Kessler & Associates, P.C.

INVESCOR WHOLESALE BD, INC.
BALANCE SHEET
As of December 31, 2009

ASSETS

CURRENT ASSETS		
Cash in Bank	$ 12,140	
Web CRD Account	1,249	
Prepaid Expenses	16,702	
Total Current Assets		30,091
TOTAL ASSETS		$ 30,091

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accrued Expenses	$ 2,670	
Total Current Liabilities		2,670
STOCKHOLDER'S EQUITY		
Common Stock, $50 par value, 50,000 shares authorized and 500 shares issued and outstanding	25,000	
Paid in Capital	9,000	
Dividend Distribution	-83,000	
Retained Earnings	76,421	
Total Stockholder's Equity		27,421
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 30,091

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

INVESCOR WHOLESALE BD, INC.
STATEMENT OF RETAINED EARNINGS
As of December 31, 2009

	12 Months Ended December 31, 2009
Beginning of Period	$ 72,510.77
Net Income	$ 3,910.55
RETAINED EARNINGS END OF YEAR	$ 76,421.32

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

INVESCOR WHOLESALE BD, INC.
STATEMENT OF REVENUE AND EXPENSES
For the Year Ended December 31, 2009

	December 31, 2009	%
Revenue		
Sales	$ 349,881.62	100.00
Operating Expenses		
Bank Charges	370.29	0.11
Computer Supply & Service	17,075.00	4.88
Commissions	187,572.51	53.61
Compliance Services	13,430.00	3.84
Conventions	300.00	0.09
Fidelity Bond	5,294.00	1.51
Interest Expense	3.63	0.00
Legal and Accounting	8,244.00	2.36
Licenses and Permits	35.00	0.01
Management Fees	91,250.00	26.08
Registration Fees	20,855.10	5.96
Taxes - General	1,541.54	0.44
Total Operating Expenses	345,971.07	98.88
Net Income	**$ 3,910.55**	**1.12**

THE ACCOMPANYING NOTES ARE AN INTEGRAL
PART OF THESE FINANCIAL STATEMENTS

INVESCOR WHOLESALE BD, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009

		2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	3,910.55
Adjustments to reconcile Net Income		
Accounts Receivable		(12,688.53)
Accrued Expenses		135.00
Total Adjustments		(12,553.53)
Net Cash Provided By (Used in) Operating Activities		(8,642.98)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends Paid		(83,000.00)
Net Cash Provided By (Used In) Financing Activities		(83,000.00)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(91,642.98)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		103,782.90
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	12,139.92

INVESCOR WHOLESALE BD, INC.
Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2009

Total Assets	$	30,091
Less Total Liabilities		2,670
Net Worth	$	27,421
Less Nonallowable Assets		17,951
Tentative Net Capital	$	9,470
Less Haircuts		--
Net Capital	$	9,470
Minimum Net Capital Per Rule 15c3-1		5,000
Excess Net Capital	$	4,470
Ratio of aggregate indebtedness to net capital		28.20%

THE ACCOMPANYING NOTES ARE AN INTEGRAL
PART OF THESE FINANCIAL STATEMENTS

INVESCOR WHOLESALE BD, INC.
Notes to Financial Statements
December 31, 2009

NOTE 1: NATURE OF OPERATIONS AND ACCOUNTING METHODS:

Nature of Operations:
Invescor Wholesale BD, Inc. was incorporated on June 9, 2005. The Company has two lines of business, the first being a wholesaler of variable life insurance products, and the second a broker of variable life settlement transactions.

Summary of Significant Accounting Policies:
The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Cash and Cash Equivalents:
The Company treats demand deposits, cash on hand, savings accounts subject to withdrawal without penalty, certificates of deposit, and similar instruments with a maturity of three months or less when acquired to be cash equivalents. The Company does not recognize marketable securities, held for investment, as cash equivalents.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Federal Income Taxes:
The Company, with the consent of its stockholder, has elected to be an "S" Corporation under the Internal Revenue Code. Instead of paying corporate income taxes, the stockholders of an "S" Corporation are taxed individually on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in these financial statements.

NOTE 2: RELATED PARTY TRANSACTIONS:
The Company pays a management fee to Invescor, LTD, which is owned by the same principal, Michael Leibowitz. They have a signed agreement dated March 2, 2009 which sets forth the terms and conditions. Invescor, LTD provides administrative services and office space to Invescor Wholesale BD, Inc. and invoices them monthly.

NOTE 3: GOING CONCERN:

These financial statements have been prepared on the basis of accounting principles applicable to a going concern. This basis assumes that assets will be realized and liabilities will be paid in the normal course of continuing operations. The realization of assets and payments of liabilities in the normal course of business will be dependent on future profitability and the future ability to generate sufficient cash. If the Company is unable to attain adequate profitability and/or cash flow, or if other adverse circumstances interrupt the continuity of the business, the realization of assets and the order of maturity of liabilities may be affected. As of December 31, 2009, the Company is following all of the required business and accounting principles of a going concern.

KESSLER & ASSOCIATES, P.C.
31800 NORTHWESTERN HIGHWAY, SUITE 110
FARMINGTON HILLS, MICHIGAN 48334
(248)-855-4224

Invescor Wholesale BD, Inc. is not subject to the reserve requirements of Rule 15c3-3 because they do not hold customer accounts, funds, or securities.

INVESCOR WHOLESALE BD, INC.

AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2009

INVESCOR WHOLESALE BD, INC.

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